         THIS FILING IS MADE PURSUANT TO RULE 424(b)(2) UNDER THE SECURITIES ACT
                           OF 1933 IN CONNECTION WITH REGISTRATION NO. 333-68299

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED DECEMBER 22, 1998)

                            1,000,000 COMMON SHARES

                         AMERICAN STATES WATER COMPANY
                            ------------------------

     We are offering 1,000,000 Common Shares as described in the prospectus supplement and the accompanying prospectus. Our Common Shares are traded on the New York Stock Exchange under the symbol "AWR". On August 10, 2000, the last reported sale price for our Common Shares on the New York Stock Exchange was $26.125 per Common Share.

                            ------------------------

                                                                  Per
                                                              Common Share       Total
                                                              ------------       -----
Public offering price.......................................    $26.125       $26,125,000
Underwriting discounts and commissions......................    $ 1.110       $ 1,110,000
Proceeds, before expenses, to the Company...................    $25.015       $25,015,000

     The underwriters may also purchase up to an additional 150,000 Common Shares on the same terms described above within 30 days from the date of this prospectus supplement to cover over-allotments, if any. The underwriters are offering the Common Shares subject to various conditions and may reject all or part of any order. The underwriters expect to deliver the Common Shares to purchasers on August 16, 2000.

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES
           COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES
               OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE
              ACCOMPANYING PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

PAINEWEBBER INCORPORATED
                                            LEGG MASON WOOD WALKER
                                                    INCORPORATED

           THE DATE OF THIS PROSPECTUS SUPPLEMENT IS AUGUST 10, 2000

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
                      PROSPECTUS SUPPLEMENT
SUMMARY.....................................................   S-2
The Company.................................................   S-2
The Offering................................................   S-3
Selected Historical Financial Information...................   S-3
THE COMPANY.................................................   S-4
General.....................................................   S-4
Regulation..................................................   S-4
Water Supply................................................   S-4
Environmental Regulation....................................   S-5
Litigation..................................................   S-5
RECENT DEVELOPMENTS.........................................   S-6
Acquisitions................................................   S-6
Certain Regulatory Proceedings..............................   S-6
Selected Historical Financial Information...................   S-7
Capitalization..............................................   S-7
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   S-8
USE OF PROCEEDS.............................................  S-11
COMMON SHARE PRICE RANGE AND DIVIDENDS......................  S-11
UNDERWRITING................................................  S-13
VALIDITY OF COMMON SHARES...................................  S-14
EXPERTS.....................................................  S-14

                   IMPORTANT NOTICE ABOUT INFORMATION IN THIS
             PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

     This document is in two parts. The first part is the prospectus supplement, which describes our business and the specific terms of this offering of Common Shares. The second part, the base prospectus, gives more general information, some of which does not apply to this offering. Generally, when we refer only to the "prospectus", we are referring to both parts combined.

     IF THE DESCRIPTION OF THE OFFERING VARIES BETWEEN THE PROSPECTUS SUPPLEMENT AND THE BASE PROSPECTUS, YOU SHOULD RELY ON THE INFORMATION IN THE PROSPECTUS SUPPLEMENT.

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. WE HAVE NOT, AND THE UNDERWRITERS HAVE NOT, AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THE COMMON SHARES IN ANY JURISDICTION WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS OR IN THE DOCUMENTS INCORPORATED BY REFERENCE IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THOSE DOCUMENTS.

     Certain matters discussed in this Prospectus (including documents incorporated by reference) are forward-looking statements intended to qualify for the "safe harbor" from liability established by the Private Securities Litigation Reform Act. These forward-looking statements can generally be identified as such because the context of the statement will include words such as we "believe", "anticipate", "expect" or words of similar import. Similar statements that describe our future plans, objectives, estimates or goals are also forward-looking statements. Such statements address future events and conditions concerning capital expenditures, earnings, litigation, rates, water quality and other regulatory matters, adequacy of water supplies, liquidity and capital resources, opportunities related to operations of municipally-owned water systems and accounting matters. Actual results in each case could differ materially from those currently anticipated in such statements by reason of factors such as utility restructuring, including ongoing local, state and federal activities; future economic conditions, including changes in customer demand; climatic conditions; and legislative, regulatory and other circumstances affecting anticipated revenues and costs. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Risk Factors Summary" in the Company's Form 10-Q for the quarter ended June 30, 2000.

                                    SUMMARY

     This summary highlights some basic information from this prospectus supplement to help you understand our business and the offering. It likely does not contain all the information that is important to you. You should carefully read this prospectus supplement and the accompanying prospectus to understand fully the offering, as well as other considerations that are important to you in making your investment decision. You should also read carefully the information about us that is incorporated by reference in this prospectus. In this prospectus, the terms "Company", "we", "ours" and "us" refer to American States Water Company and its subsidiaries, unless the context otherwise requires.

THE COMPANY

     We are a holding company with our principal executive offices at 630 East Foothill Blvd., San Dimas, California 91773, telephone number (909) 394-3600. We have two operating subsidiaries, Southern California Water Company ("SCW") and American States Utility Services, Inc. ("ASUS"). Substantially all of our revenues are derived from SCW.

     SCW is the second largest investor-owned water company in California and the sixth largest in the nation, principally engaged in the purchase, production, distribution and sale of water. SCW's operations are regulated by the California Public Utilities Commission ("CPUC"). SCW also distributes electricity in the Big Bear Mountain service area, a 40 square mile area east of Los Angeles, through Bear Valley Electric Services ("BVES"), a division of SCW. As of June 30, 2000, SCW served approximately 244,100 water customers in 75 communities in 10 counties in California with 72% of SCW's water customers located in the metropolitan areas of Los Angeles County and Orange County. SCW also serves approximately 21,200 electric customers.

     ASUS contracts to lease, operate and maintain governmentally owned water and wastewater systems and to provide other services, such as billing, meter reading and 24-hour call centers, to local governments and other utilities to assist them in the operation and maintenance of their water and wastewater systems. ASUS currently provides such services to over 90,000 customers located primarily in California and also in Arizona.

     We recently have entered into agreements to acquire Peerless Water Co. ("Peerless"), a privately owned water utility serving approximately 1,900 customers in Bellflower, California and Chaparral City Water Company ("Chaparral"), a water utility serving approximately 10,000 customers in the town of Fountain Hills, Arizona located approximately 20 miles northeast of Scottsdale, and portions of Scottsdale, Arizona. We expect the acquisition of Chaparral and Peerless to be completed during the fourth quarter of 2000 and the first quarter of 2001, respectively, following the receipt of regulatory approvals.

THE OFFERING

Common Shares offered(1)....................................  1,000,000
Common Shares to be outstanding after the offering(2).......  9,957,671
Common Share price range (January 1, 2000 through August 10,
  2000).....................................................  $36 1/4 - $26
Book value per share at June 30, 2000.......................  $17.85
Current indicated annual dividend...........................  $1.28
Listing.....................................................  New York Stock Exchange
Stock symbol................................................  AWR
Use of proceeds.............................................  Initially to repay borrowings under
                                                              short-term credit lines of
                                                              SCW. See "Use of
                                                              Proceeds".

---------------
(1) Common Shares include associated Junior Participating Preferred Stock purchase rights. (See "Description of Capital Stock -- Rights Agreement" in the accompanying Prospectus.) An additional 150,000 Common Shares may be issued if the over-allotment option is exercised.

(2) Common Shares to be outstanding after the offering is as of June 30, 2000, and assumes over-allotment option is not exercised and does not include any Common Shares that may have been issued after that date pursuant to our Common Share Purchase and Dividend Reinvestment Plan and our employee benefit plans or up to 131,036 Common Shares that may be issued in connection with the acquisition of Peerless.

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The following selected financial information should be read in conjunction with the financial statements and notes thereto incorporated by reference into this Prospectus Supplement and the accompanying Prospectus. For additional financial information, see "Recent Developments -- Selected Historical Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations".

                                                      SIX MONTHS ENDED         YEAR ENDED
                                                          JUNE 30,            DECEMBER 31,
                                                      -----------------    -------------------
                                                       2000      1999        1999       1998
                                                      -------   -------    --------   --------
                                                      (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT INFORMATION
Total Operating Revenues............................  $84,177   $78,248    $173,421   $148,060
Total Operating Expenses............................   70,450    65,143     144,907    122,999
Operating Income....................................   13,727    13,105      28,514     25,061
Other Income (Expenses).............................      (41)      259         532        769
Interest Charges....................................    6,872     5,981      12,945     11,207
Net Income..........................................    6,814     7,383      16,101     14,623
Preferred Dividends.................................       43        44          88         90
Earnings Available for Common Shareholders..........  $ 6,771   $ 7,339    $ 16,013   $ 14,533
Basic Earnings per Common Share.....................  $  0.76   $  0.82    $   1.79   $   1.62
Fully Diluted Earnings Per Common Share.............  $  0.75      N.A.        N.A.       N.A.
Dividends Declared Per Common Share.................  $  0.64   $  0.64    $   1.28   $   1.26

                                  THE COMPANY

GENERAL

     We are a holding company incorporated in 1998, with our principal executive offices in San Dimas, California. We have two operating subsidiaries, SCW and ASUS. Substantially all of our revenues are derived from SCW.

     SCW was incorporated on December 31, 1929 and is the second largest investor-owned water company in California and the sixth largest in the nation, engaged primarily in the purchase, production, distribution and sale of water. SCW also distributes electricity in the Big Bear Mountain service area, a 40 square mile area east of Los Angeles, through BVES, a division of SCW. As of June 30, 2000, SCW served approximately 244,100 water customers in 75 communities in 10 counties in California with 72% of SCW's water customers located in the metropolitan areas of Los Angeles County and Orange County. SCW also serves approximately 21,200 electric customers.

     ASUS was incorporated in 1998 in connection with the formation of the Company as a holding company and contracts to lease, operate and maintain governmentally owned water and wastewater systems and to provide other services, such as billing, meter reading and 24-hour call centers, to local governments and other utilities to assist them in the operation and maintenance of their water and wastewater systems. ASUS currently provides such services to over 90,000 customers located primarily in California and also in Arizona.

REGULATION

     Our principal subsidiary, SCW, is subject to regulation by the CPUC. The Company and ASUS are not directly subject to CPUC regulation. The CPUC may, however, regulate transactions between SCW and us or ASUS, including the manner in which overhead costs are allocated between SCW and us and the pricing of services rendered by SCW to us or ASUS.

     SCW's revenues depend substantially on the rates that it is permitted by the CPUC to charge its customers. SCW may increase rates in three ways:

     - By filing an application for a general rate increase; general rate cases are typically for three year periods, which include step increases for the second and third years based on a forecast of expenses and capital costs. General rate cases have a typical regulatory lag of one year.

     - By filing an application for recovery of certain expenses; offset rate increases to recover expenses typically have a regulatory lag of two to four months.

     - By filing an "advice letter" for certain plant additions thereby increasing rate base.

     In addition, SCW recovers certain supply costs through a balancing account mechanism. Supply costs include the cost of purchased water and power and groundwater production assessments. The balancing account mechanism is intended to ameliorate the effects of changes in supply costs that are beyond SCW's control. The balancing account is not, however, designed to insulate SCW's earnings against changes in supply mix. As a result, SCW may not recover increased costs due to increased use of purchased water through the balancing account mechanism. In addition, balancing account adjustments, if authorized by the CPUC, may result in either increases or decreases in revenues attributable to supply costs incurred in prior periods, depending upon whether there has been an overcollection or undercollection of supply costs.

     The Company is an exempt public utility holding company under the Public Utility Holding Company Act of 1935.

WATER SUPPLY

     The adequacy of water supplies varies from year to year depending upon a variety of factors, including rainfall, the amount of water stored in reservoirs, the amount used by our customers and others, water quality and legal limitations on use. Population growth and increases in the amount of water used have increased limitations on use to prevent overdrafting of ground water basins. The import of water from the Colorado River, one of our important sources of supply, is expected to decrease in future years due to the requirements of the Central Arizona Project. We have also taken wells out of service due to water quality problems.

     Water shortages may increase our costs in a variety of ways. We may be able to recover certain of those costs through the ratemaking process or through contractual agreements. In certain circumstances, we may recover these costs from third parties that may be responsible, or potentially responsible, for groundwater contamination. We are currently negotiating with Aerojet General Corporation regarding costs associated with the cleanup of the groundwater supply for our Arden-Cordova System and for increased costs of purchasing water and developing new sources of groundwater supply. We are also negotiating with two potentially responsible parties on matters relating to the clean-up and purchase of replacement water for our contaminated wells in the Charnock Basin located in the cities of Santa Monica and Culver City. These two potentially responsible parties have previously reimbursed us for replacement water and certain legal and consulting expenses.

ENVIRONMENTAL REGULATION

     SCW is subject to increasingly stringent environmental regulations that will require increased testing and treatment. These regulations include:

     - The 1996 amendments to the Safe Drinking Water Act that require increased testing and treatment of water to reduce contaminants to minimum containment levels;

     - Interim regulations expected to be adopted before the end of 2000 requiring increased surface-water treatment to decrease the risk of microbial contamination;

     - Additional regulation of disinfection and disinfection byproducts expected to be adopted before the end of 2002;

     - Additional regulations expected to be adopted before the end of 2000 requiring disinfection of certain ground water systems;

     - Potential regulation of radon and arsenic; and

     - Requirements to fluoridate public water systems in California serving over 10,000 customers.

     Increased testing and treatment results in increased capital and operating costs. We may be able to recover some or all of these costs through the ratemaking process.

LITIGATION

     SCW is a defendant in a number of water-quality related lawsuits. In March 1998, the CPUC issued an order instituting investigation as a result of these types of suits being filed against regulated water utilities in California seeking to determine whether existing standards and policies regarding drinking water quality adequately protect the public health and whether water utilities are following existing standards. A final draft decision indicates that SCW has satisfactorily complied with past and present state and federal drinking water requirements.

     The CPUC has authorized a memorandum account for legal expenses incurred by regulated water utilities, including SCW, in the water quality lawsuits and in responding to the CPUC's investigation of these suits. Under the memorandum account procedure, SCW may recover litigation costs from ratepayers to the extent authorized by the CPUC. The CPUC has not yet authorized SCW to recover any of its litigation costs, although substantially all of the costs incurred to date have been reimbursed by the Company's insurance carriers. The memorandum account established for costs associated with responding to the CPUC's investigation was $878,000 at June 30, 2000.

     On September 1, 1999, the First District Appellate Court of Appeals in San Francisco held that the CPUC's statutory authority over water quality preempted private court actions against regulated utilities. A group of plaintiffs and non-regulated water providers and industrial company defendants have appealed the decision to the California Supreme Court which has accepted the petition. A decision by the California Supreme Court is not expected before the fourth quarter of 2001.

                              RECENT DEVELOPMENTS

ACQUISITIONS

     In December 1999, we agreed to acquire Peerless, a privately owned water utility serving approximately 1,900 customers in Bellflower, California, for stock. The number of Common Shares to be issued in the transaction will be determined at the closing, but will in no event be more than 131,036 shares nor less than 107,538 shares. The transaction is subject to satisfaction of certain conditions, including receipt of approval from the CPUC. Shareholder approval is not required. We expect the transaction to close in the first quarter of 2001.

     In March 2000, we agreed to acquire the stock of Chaparral from a wholly owned subsidiary of MAXXAM, Inc. for $31.2 million, less certain debt obligations of Chaparral. This debt will remain outstanding as debt of Chaparral following the acquisition. It is estimated that the cash purchase price will be approximately $19.5 million. The transaction is subject to satisfaction of certain conditions, including receipt of approval from the Arizona Corporation Commission. Shareholder approval is not required. We expect the transaction to close in the fourth quarter of 2000. This would be our first acquisition outside of the State of California. Chaparral serves approximately 10,000 customers in the town of Fountain Hills, Arizona, which is located approximately 20 miles northeast of Scottsdale, and in a portion of Scottsdale, Arizona.

CERTAIN REGULATORY PROCEEDINGS

     Effective June 27, 2000, SCW was authorized by the CPUC to implement increased rates for four water ratemaking districts in SCW's Region III and to combine tariff schedules into regional rates for the customer service areas that make up SCW's Region III. The new rates are anticipated to generate an additional $2.5 million in revenues for the remainder of fiscal 2000.

     Applications to increase water rates by approximately $5.8 million for ratemaking districts in SCW's Region I as well as to combine those tariff schedules into regional rates were filed in March 2000. The new rates, if authorized in total or in part by the CPUC, are anticipated to become effective January 1, 2001.

     Hearings before the CPUC have concluded on SCW's application to include an additional $1.6 million in rate base for a water treatment facility in SCW's Clearlake service area. In 1993, the CPUC disallowed the entire $1.6 million and the Company reserved the entire amount. SCW's application demonstrated that the previously disallowed portion of the treatment plant is now fully "used and useful" and is providing service to customers. A decision on the Company's application is anticipated before year-end 2000. Recovery of the costs associated with the plant is included in the general rate increase application for Region I.

     On March 1, 2000, SCW filed an application with the CPUC seeking recovery of capital expenditures associated with Y2K readiness. If approved by the CPUC, rates would be increased to provide approximately $500,000 in additional revenues for the year in which the application is approved.

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The following selected financial information should be read in conjunction with the financial statements and notes thereto incorporated by reference into this Prospectus Supplement and the accompanying Prospectus.

                                        THREE MONTHS ENDED       SIX MONTHS       TWELVE MONTHS ENDED
                                             JUNE 30,          ENDED JUNE 30,          JUNE 30,
                                        -------------------   -----------------   -------------------
                                          2000       1999      2000      1999       2000       1999
                                        --------   --------   -------   -------   --------   --------
                                                  (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT INFORMATION
Total Operating Revenues..............  $45,428    $42,116    $84,177   $78,248   $179,350   $161,352
Total Operating Expenses..............   37,903     34,865     70,450    65,143    150,215    133,152
Operating Income......................    7,525      7,251     13,727    13,105     29,135     28,200
Other Income (Expenses)...............      (54)       160        (41)      259        232        897
Interest Charges......................    3,552      3,005      6,872     5,981     13,835     11,700
Net Income............................  $ 3,919    $ 4,406    $ 6,814   $ 7,383   $ 15,532   $ 17,397
Preferred Dividends...................       22         22         43        44         87         89
Earnings Available for Common
  Shareholders........................  $ 3,897    $ 4,384    $ 6,771   $ 7,339   $ 15,445   $ 17,308
Basic Earnings per Common Share.......  $  0.44    $  0.49    $  0.76   $  0.82   $   1.72   $   1.93
Fully Diluted Earnings Per Common
  Share...............................  $  0.43    $  N.A.    $  0.75   $  N.A.   $   1.72   $   N.A.
Dividends Declared Per Common Share...  $  0.32    $  0.32    $  0.64   $  0.64   $   1.28   $   1.27

                                                    SIX MONTHS ENDED           YEAR ENDED
                                                        JUNE 30,              DECEMBER 31,
                                                  --------------------    --------------------
                                                    2000        1999        1999        1998
                                                  --------    --------    --------    --------
BALANCE SHEET INFORMATION
Net Utility Plant (In thousands)................  $463,415    $431,868    $449,595    $414,753
Book Value Per Common Share.....................  $  17.85    $  17.41    $  17.73    $  17.23
OTHER INFORMATION
Average Common Shares Outstanding (In
  thousands)....................................     8,958       8,958       8,958       8,958
Ratio of Earnings to Fixed Charges..............      2.82x       3.19x       3.27x       3.21x
Ratio of Earnings to Total Fixed Charges........      2.79x       3.14x       3.23x       3.17x
Return on Average Common Equity.................      9.80%      11.30%      10.20%       9.60%

                                 CAPITALIZATION

                                                                 AS OF JUNE 30, 2000
                                                ------------------------------------------------------
                                                            AS ADJUSTED WITHOUT     AS ADJUSTED WITH
                                                             EXERCISE OF OVER-      EXERCISE OF OVER-
                                                 ACTUAL     ALLOTMENT OPTION(1)    ALLOTMENT OPTION(1)
                                                --------    -------------------    -------------------
                                                                    (IN THOUSANDS)
Total Assets..................................  $550,249         $550,249                $550,249
Short-term Debt...............................    37,000           11,985                   8,233
Long-term Debt, excluding current
  maturities..................................   167,192          167,192                 167,192
Preferred Shares..............................     1,960            1,960                   1,960
Common Shares and Additional Paid-in
  Capital.....................................   159,890          184,905                 188,657
          Total Capitalization................  $366,042         $366,042                $366,042

---------------
(1) Adjusted to reflect the application of the estimated net proceeds to the Company, assuming the Company temporarily loans the net proceeds to SCW to enable it to repay a portion of its short-term credit lines.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

     Basic earnings per Common Share for the three months ended June 30, 2000 decreased by 10.2% to $0.44 per share as compared to $0.49 per share for the comparable period last year. Basic earnings per Common Share for the six months ended June 30, 2000 decreased by 7.3% to $0.76 per share as compared to $0.82 per share for the comparable period last year. Basic earnings per Common Share for the twelve months ended June 30, 2000 decreased by 10.9% to $1.72 per share as compared to $1.93 per share for the twelve months ended June 30, 1999. The reasons for the decrease in recorded earnings are described below.

     Fully diluted earnings per Common Share for the three, six and twelve months ended June 30, 2000 are $0.43, $0.75 and $1.72 per share, respectively. We had no dilutive securities outstanding in the same periods of 1999 and, accordingly, diluted earnings per share are not applicable for those periods.

     Total operating revenues increased by 7.9%, 7.6% and 11.2%, respectively, for the three, six and twelve months ended June 30, 2000 as compared to the same periods ended June 30, 1999, reflecting, most significantly, increases in water revenues as more fully described below.

     Water volumes for the three, six and twelve months ended June 30, 2000 were 8.7%, 6.6% and 4.9% higher than the same periods of last year, respectively. Water operating revenues increased by 7.3%, 7.4% and 11.5% for the three, six and twelve months ended June 30, 2000, respectively, reflecting increases of water volumes sold, as well as increases in rates authorized by the CPUC. Revenue growth in 2000 was hampered by a delay in obtaining CPUC approval of new rates in four of SCW's customer service areas. The delay resulted in a loss of approximately $1,400,000 in revenues otherwise anticipated to be received for the six months ended June 30, 2000, assuming CPUC approval had been obtained by January 1, 2000. The rate increase was authorized by the CPUC effective June 27, 2000.

     Electric operating revenues for the three, six and twelve months ended June 30, 2000 increased by 12.0%, 7.1% and 4.3%, respectively, over the same periods ended June 30, 1999 due primarily to increased kilowatt-hour sales.

     Other revenues increased by more than 100% for the three, six and twelve months ended June 30, 2000 reflecting new ASUS service contracts and increased activities with existing service contracts.

     Total operating expenses increased by 8.7%, 8.1% and 12.8%, respectively, for the three, six and twelve months ended June 30, 2000 as compared to the same periods ended June 30, 1999. The various factors affecting these increases are more fully described below.

     Purchased water costs increased by 53.6% and 31.8% for the three and six months ended June 30, 2000 as compared to the same period ended 1999 reflecting increased purchased water volumes in the water supply mix. The comparison is also significantly affected by a refund of $1.6 million received by SCW during the second quarter of 1999 from the Water Replenishment District of Southern California ("WRD"). There was no similar refund received in 2000. As compared to the twelve months ended June 30, 1999, purchased water costs increased by 28.3% reflecting an increase in purchased water volumes as well as significantly reduced refunds from WRD and reduced reimbursements from potentially responsible parties related to contamination of certain of SCW's water supplies.

     Cost of power purchased for pumping increased by 1.1%, 1.2% and 0.5% for the three, six and twelve months ended June 30, 2000, respectively, due to increased amounts of groundwater in the water supply mix. As compared to the three months ended June 30, 1999, the cost of power purchased for resale decreased by 31.2% due to additional demand charges recorded in April 1999. There were no additional demand charges recorded in the three months ended June 30, 2000. The cost of power purchased for resale increased by 17.8% for the twelve months ended June 30, 2000 due primarily to additional demand charges.

     Groundwater production assessments are 2.1%, 15.9% and 1.4% higher for the three, six and twelve months ended June 30, 2000, respectively, reflecting slightly increased volumes of groundwater in the water supply mix. As compared to the six months ended June 30, 1999, an accrual recorded in March 2000 to reflect excess pumping penalty assessments in SCW's San Gabriel and San Dimas customer service areas also impacted the comparison.

     All supply costs are generally offset through the balancing account and will normally be recovered in future offset rate increases. SCW currently has a net under-collection position in its supply cost balancing accounts for the six and twelve months ended June 30, 2000 reflecting the previously discussed increase in energy demand charges and excess pumping assessments. As compared to the twelve months ended June 30, 1999, the under-collection in the electric supply cost balancing account due to the increased demand charge was, in the aggregate, partially offset by an over-collection in the water supply cost balancing account.

     Other operating expenses increased by 12.9%, 11.4% and 10.9% for the three, six and twelve months ended June 30, 2000, respectively, as compared to the same periods ended June 30, 1999 reflecting increased costs for water treatment and labor expense associated with billing and customer service functions.

     Administrative and general expenses decreased by 18.6% and 13.4% for the three and six months ended June 30, 2000, respectively, as compared to the same period ended June 30, 1999 due primarily to reduced reserves for litigation in 2000 and a reduction in employee benefit expense. As compared to the twelve months ended June 30, 1999, administrative and general expenses increased by 7.1% due to higher regulatory commission fees resulting from increased revenues, increased consulting expenses and accruals related to employee benefits.

     Depreciation expense increased by 12.6%, 10.4% and 6.6%, respectively, for the three, six and twelve months ended June 30, 2000 primarily reflecting the effects of recording approximately $52 million in net plant additions during 1999. Depreciation on these plant additions began in January 2000.

     As compared to the three, six and twelve months ended June 30, 1999, maintenance expense increased by 54.8%, 35.1% and 49.3%, respectively. The principal factor impacting these differences is the timing of maintenance projects. In 1999, we recorded significant maintenance expenditures in the fourth quarter due to increased capital projects being completed during the first part of the year. Thus far in 2000, maintenance expenditures have been more evenly distributed.

     Taxes on income decreased by 3.6% for the three months, and increased by 0.4% and 10.7% for the six and twelve months ended June 30, 2000, respectively, as compared to the three, six and twelve months ended June 30, 1999 due to a higher effective tax rate resulting from the turn-around of depreciation-related temporary differences, the benefits of which were previously flowed-through for rate-making purposes. The three and six-month comparisons were also affected by lower pre-tax operating income.

     Other taxes increased by 7.8%, 9.3% and 8.6%, respectively, for the three, six and twelve months ended June 30, 2000, respectively, as compared to the same periods last year reflecting increased franchise fee payments resulting from higher revenues, increased property taxes due to higher property valuation assessments, and increased payroll taxes due to higher labor expense.

     As compared to the same periods ended June 30, 1999, other income for the three, six and twelve months ended June 30, 2000 reflects the effect of amortizing costs associated with SCW's participation in the State Water Project which began in January 2000. The twelve-month comparison was also affected by the flow-through of tax benefits related to refinancing of long-term debt in December 1998. There were no similar flow-through tax benefits for the twelve months ended June 2000.

     Interest expense increased by 18.2%, 14.9% and 18.2%, respectively, for the three, six and twelve months ended June 30, 2000 as compared to the three, six and twelve months ended June 30, 1999, primarily due to additional short-term borrowing to finance construction expenditures. The issuance of $40 million in long-term debt in January 1999 also affected the twelve-month comparison.

LIQUIDITY AND CAPITAL RESOURCES

     We fund our operating expenses, dividends on our outstanding Common and Preferred Shares and mandatory sinking fund payments principally through dividends from SCW. SCW funds the majority of its operating expenses, interest payments on its debt and dividends on its outstanding Common Shares through internal sources. SCW relies on external sources, including short-term bank borrowing, contributions-in-aid-of-construction, advances for construction and install-and-convey advances, to fund the majority of its construction expenditures. In addition, due to the seasonal nature of its water and electric operations, SCW occasionally utilizes its short-term borrowing capacity to finance current operating expenses. The aggregate short-term borrowing capacity available to SCW under its three bank lines of credit was $47 million as of June 30, 2000, of which a total of $37 million was outstanding. SCW routinely employs short-term bank borrowing as an interim financing source prior to funding capital expenditures on a long-term basis.

     In 1998, SCW filed a Registration Statement with the Securities and Exchange Commission for issuance, from time to time, of up to $60 million in long-term debt. As of June 30, 2000, $20 million remained for issuance as needed. In 1998, the Company also filed a shelf registration statement with the Securities and Exchange Commission for up to $60 million for debt securities, Common Shares, new preferred shares and depositary shares. The amount available under this shelf registration statement will be reduced by the amount of this offering.

     SCW maintains an ongoing distribution main replacement program throughout its customer service areas, based on the priority of leaks detected, fire protection enhancement and a reflection of the underlying replacement schedule for aging infrastructure. In addition, SCW upgrades its electric and water supply facilities in accordance with industry standards, local requirements and CPUC requirements. SCW's Board of Directors has approved anticipated net capital expenditures of approximately $55.4 million for 2000. Of the amount authorized, $18 million has been incurred as of June 30, 2000. Neither the Company nor ASUS has material capital commitments; however, ASUS actively seeks opportunities to own, lease or operate municipal water and wastewater systems, which may involve significant capital commitments in the future. We expect to incur debt in connection with financing a portion of the purchase price of Chaparral.

WATER SUPPLY

     For the three months ended June 30, 2000, SCW supplied a total of 23,954,000 hundred cubic feet ("ccf") of water as compared to 21,359,000 ccf for the three months ended June 30, 1999. Of the total 23,594,000 ccf of water supplied during the second quarter of 2000, approximately 55.8% came from pumped sources and 41.7% was purchased from others, principally the Metropolitan Water District of Southern California ("MWD") and its member agencies. The remaining 2.5% of total supply came from a contract with the United States Bureau of Reclamation (the "Bureau"). For the three months ended June 30, 1999, 60.1%, 38.3% and 1.6% was supplied from pumped sources, purchased from the MWD and its member agencies and purchased from the Bureau, respectively.

     For the six months ended June 30, 2000, SCW supplied a total of 40,495,000 ccf of water, 57.7% of which came from pumped sources, 40.8% was purchased from others, principally the MWD and its member agencies, and the remaining amount was supplied by the Bureau. During the six months ended June 30, 1999, SCW produced 37,477,000 ccf of water. Of this amount 61.0% came from pumped sources, 38.1% was purchased and the remainder was provided by the Bureau.

     During the twelve months ended June 30, 2000, SCW supplied 88,346,000 ccf of water as compared to 83,219,000 ccf supplied during the twelve months ended June 30, 1999. During the twelve months ended June 30, 2000, pumped sources provided 56.8% of total supply and 41.4% was purchased from MWD and its member agencies. The remaining 1.8% of total supply came from the Bureau. For the twelve months ended June 30, 1999, 60.5%, 39.0% and 0.5%, respectively, was supplied from pumped sources, purchased from MWD and its member agencies and the Bureau.

     The MWD is a water district organized under the laws of the State of California for the purpose of delivering imported water to areas within its jurisdiction. SCW has 52 connections to the water distribution facilities of MWD and other municipal water agencies. MWD imports water from two principal sources: the Colorado River and the State Water Project (SWP). Available water supplies from the Colorado River and the SWP have historically been sufficient to meet most of MWD's requirements and MWD's supplies from these sources are anticipated to remain adequate through 2000. MWD's import of water from the Colorado

River is expected to decrease in future years due to the requirements of the Central Arizona Project. In response, MWD has taken a number of steps to secure additional storage capacity and to increase available water supplies by effecting transfers of water rights from other sources.

     SCW's water supply and revenues are significantly affected, both in the short-run and the long-run, by changes in meteorological conditions. SCW's water supplies remain adequate to meet anticipated requirements with California's major storage reservoirs reported to be at approximately 86% of capacity, which is 113% of average for this time of year. Although overall groundwater conditions remain at adequate levels, certain of SCW's groundwater supplies have been affected to varying degrees by various forms of contamination which, in some cases, have caused increased reliance on purchased water in SCW's supply mix.

                                USE OF PROCEEDS

     We intend to loan the net proceeds from the offering to SCW. SCW will use these funds temporarily to repay borrowings under a portion of its short-term revolving credit lines. These revolving credit lines had a weighted average interest rate of 7.13% at June 30, 2000. SCW uses its revolving credit lines to fund capital expenditures.

     We anticipate that SCW will repay a portion of this loan to the Company to enable it to fund a portion of the purchase price of Chaparral. Subject to obtaining approval of the CPUC, the remainder will be retained by SCW as equity to enable it to approximate a capital structure of 50% debt and 50% equity.

                     COMMON SHARE PRICE RANGE AND DIVIDENDS

     Our Common Shares trade on the New York Stock Exchange under the symbol "AWR". The following table sets forth, for the periods indicated, the high and low sales prices for our Common Shares, as reported on the New York Stock Exchange Composite Tape, and quarterly cash dividends paid per Common Share:

                                                                               CASH DIVIDENDS PER
                                                      HIGH          LOW           COMMON SHARE
                                                      ----          ---        ------------------
1998
First Quarter.......................................  $26           $23 1/16         $0.315
Second Quarter......................................   27 1/8        21 1/8           0.315
Third Quarter.......................................   27            23 1/4           0.315
Fourth Quarter......................................   29 1/4        24 7/8           0.315
1999
First Quarter.......................................   30            23 9/16          0.320
Second Quarter......................................   29 1/4        22 3/16          0.320
Third Quarter.......................................   37 1/8        28 3/8           0.320
Fourth Quarter......................................   39 3/4        31 3/4           0.320
2000
First Quarter.......................................   36 1/4        26               0.320
Second Quarter......................................   32            27 7/8           0.320
Third Quarter (through August 10, 2000).............   31 3/4        26 1/8        (1)

---------------
(1) A dividend of $0.320 per share will be payable to shareholders of record on August 17, 2000.

     Shareholders are entitled to receive dividends when and as declared by the Board of Directors out of legally available funds, subject to the rights of holders of Preferred Shares. Dividends on Common Shares are principally funded by dividends received from SCW. SCW must make scheduled payments on its debt and otherwise comply with the terms of its debt before it pays dividends to us. Under the most restrictive provision, as of June 30, 2000, all of SCW's earned surplus was available, subject to applicable law, to pay cash dividends to us. Our Articles of Incorporation provide that, except under certain specified circumstances, our Board of Directors may not declare any cash dividends on our Common Shares if, after giving effect to the payment of the dividend, our common equity would be less than 25% of total capitalization. As of June 30, 2000, common equity was 48.6% of total capitalization and preferred shareholders had a dividend preference of $21,500 per quarter. There are no contractual restrictions on our ability to pay dividends.

     We intend to continue our practice of paying quarterly cash dividends. However, the amount and timing of dividends is dependent upon future earnings, our financial requirements and other factors considered relevant by the Board.

     We have a Common Share Purchase and Dividend Reinvestment Plan. The Plan provides a simple and cost-effective method for current and potential shareholders to build ownership in the Company through the direct purchase of Common Shares from us and the reinvestment of cash dividends.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an underwriting agreement dated August 10, 2000, the underwriters named below, for whom PaineWebber Incorporated and Legg Mason Wood Walker, Incorporated are acting as representatives, have agreed to purchase from us and we have agreed to sell, the following number of Common Shares.

                                                                NUMBER OF
                        UNDERWRITER                           COMMON SHARES
                        -----------                           -------------
PaineWebber Incorporated....................................      615,000
Legg Mason Wood Walker, Incorporated........................      205,000
Crowell, Weedon & Co........................................       60,000
A.G. Edwards & Sons, Inc. ..................................       60,000
Edward D. Jones & Co., L.P. ................................       60,000
          Total.............................................    1,000,000
                                                               ==========

     The underwriters propose to offer the Common Shares to the public at the offering price shown on the cover page of this prospectus supplement, and in part to specified securities dealers, who may include the underwriters, at a price less a concession not in excess of $0.66 per Common Share, and the underwriters and those dealers may reallot to specified dealers discounts not in excess of $0.10 per Common Share. The Common Shares are offered subject to receipt and acceptance by the underwriters, and to other conditions, including the right to reject orders in whole or in part.

     We have granted the underwriters an option to purchase up to 150,000 additional Common Shares, exercisable for 30 days after the date of this prospectus supplement, to cover over-allotments, if any, at the public offering price less the underwriting discount and commissions. The underwriters may purchase those Common Shares only to cover over-allotments made for this offering. If the underwriters exercise this option, each underwriter will be committed, subject to specified conditions, to purchase an additional number of Common Shares proportionate to that underwriter's initial commitment.

     The following table shows the underwriting discounts and commissions to be paid to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase additional Common Shares:

                                                   WITHOUT EXERCISE OF     WITH FULL EXERCISE OF
                                                  OVER-ALLOTMENT OPTION    OVER-ALLOTMENT OPTION
                                                  ---------------------    ---------------------
Per Common Share................................       $     1.11               $     1.11
          Total.................................       $1,110,000               $1,276,500

     We estimate our expenses incurred in connection with this offering to be approximately $130,000. We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect thereof.

     For this offering, the underwriters may purchase and sell Common Shares in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created for this offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Common Shares; and syndicate short positions involve the sale by the underwriters of a greater number of Common Shares than they are required to purchase from us in this offering. The underwriters may also impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the Common Shares sold in this offering for their account may be reclaimed by the syndicate if those Common Shares are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Common Shares, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time without notice. These transactions may be effected on the New York Stock Exchange or otherwise.

     Neither we nor the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Shares. In addition, neither we nor the underwriters makes any representation that the underwriters will engage in these transactions or that these transactions, once begun, will not be discontinued without notice.

     The underwriters have performed certain investment banking and advisory services for us and for our affiliates from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us and for our affiliates in the ordinary course of their business.

                           VALIDITY OF COMMON SHARES

     O'Melveny & Myers LLP will pass on the validity of the Common Shares offered by this Prospectus Supplement. Certain legal matters in connection with the Common Shares will be passed upon for the underwriters by Cahill Gordon & Reindel, New York, New York. They may rely upon the opinion of O'Melveny & Myers LLP as to matters of California law in passing on such matters.

                                    EXPERTS

     The financial statements and schedules incorporated in this prospectus supplement by reference to our Annual Report on Form 10-K for the year ended December 31, 1999 have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

PROSPECTUS

                         AMERICAN STATES WATER COMPANY
                            630 EAST FOOTHILL BLVD.
                          SAN DIMAS, CALIFORNIA 91773
                            TELEPHONE: 909-394-3600

                                  $60,000,000

                                DEBT SECURITIES
                                 COMMON SHARES
                              NEW PREFERRED SHARES
                               DEPOSITARY SHARES

     We may from time to time offer the securities described in this Prospectus, either separately or in combination. We will provide you with the specific terms of each offering in supplements to this Prospectus.

     We also periodically file information about our company with the Securities and Exchange Commission. You should read this information, this Prospectus and the supplements carefully before you invest. Our common shares are listed on the New York Stock Exchange under the symbol "AWR."

                           -------------------------

                                   PROSPECTUS
                           -------------------------

                               DECEMBER 22, 1998

   NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OF THESE SECURITIES OR DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
SUMMARY.....................................................    1
WHERE YOU CAN FIND MORE INFORMATION.........................    4
USE OF PROCEEDS.............................................    4
DESCRIPTION OF DEBT SECURITIES..............................    4
General.....................................................    5
Status of Debt Securities...................................    5
Payment and Transfer........................................    5
Global Debt Securities......................................    5
Absence of Restrictive Covenants............................    6
Successor Corporation.......................................    7
Events of Default...........................................    7
Modification of Indenture...................................    8
Defeasance..................................................    8
Regarding the Trustee.......................................    9
Governing Law...............................................    9
DESCRIPTION OF CAPITAL STOCK................................    9
Common Shares...............................................    9
Preferred Shares............................................   10
New Preferred Shares........................................   10
Rights Agreement............................................   11
Certain Provisions of our Articles and Bylaws...............   12
Certain Provisions of State and Federal Law.................   14
DESCRIPTION OF DEPOSITARY SHARES............................   14
General.....................................................   15
Dividends and Other Distributions...........................   15
Conversion and Exchange.....................................   15
Redemption of Depositary Shares.............................   15
Global Depositary Receipts..................................   16
Voting New Preferred Shares.................................   17
Amendment and Termination of Depositary Agreement...........   17
Charges of Depositary.......................................   17
Resignation and Removal of Depositary.......................   17
Miscellaneous...............................................   17
PLAN OF DISTRIBUTION........................................   18
LEGAL MATTERS...............................................   19
EXPERTS.....................................................   19

                                    SUMMARY

     This Prospectus is part of a registration statement that we filed with the Securities and Exchange Commission ("SEC") using the shelf registration process. Under this process, we may sell up to $60,000,000 of the securities described in this Prospectus in one or more offerings over the next several years.

     This Prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide you with a supplement to this Prospectus that will describe the specific amounts, prices and terms of the securities for that offering. The Prospectus Supplement may also add, update or change information contained in this Prospectus. Although we will try to include all information that we believe may be material to investors, certain details that may be important to you may have been excluded. To see more detail, you should read the exhibits filed by us with the registration statement or other SEC filings.

     We also periodically file with the SEC documents that include information about our financial statements and our company, including information on matters that might affect our future financial results. Our principal subsidiary, Southern California Water Company ("SCW"), also periodically files documents with the SEC. Directions on how you may get our documents and those of SCW are provided on page 4. It is important for you to read these documents, this Prospectus and the applicable Prospectus Supplement, in addition to this Summary, before you invest.

AMERICAN STATES WATER COMPANY

     Our company was formed on July 1, 1998 as a holding company for SCW. SCW was founded in 1929 and operates 39 water systems serving approximately 242,500 customers located in 75 communities in California. SCW also sells electricity to approximately 21,000 customers in the Big Bear area of California. The California Public Utilities Commission ("CPUC") regulates SCW.

     In addition, our company provides operation and maintenance, billing, meter reading and other services that are not regulated by the CPUC for municipally-owned water systems in California. These activities are not, however, currently material to our company.

     Our common shares are listed on the New York Stock Exchange under the symbol "AWR."

SELECTED FINANCIAL INFORMATION

     The following information is unaudited and was derived from our financial statements. The information is only a summary and does not provide all of the information contained in our financial statements, the financial statements of SCW and the periodic reports that we have filed with the SEC.

                                                                  FOR THE YEAR ENDED DECEMBER 31,
                                       FOR THE 12 MONTHS ENDED    --------------------------------
                                         SEPTEMBER 30, 1998         1997        1996        1995
                                       -----------------------    --------    --------    --------
                                                         (DOLLARS IN THOUSANDS)
Statement of Income Data:
  Operating Revenues.................         $148,463            $153,755    $151,529    $129,813
  Operating Expenses.................          123,100             130,297     128,100     108,425
  Operating Income...................           25,363              23,458      23,429      21,388
  Other Income.......................              223                 758         531         366
  Interest Charges...................           10,979              10,157      10,500       9,559
  Net Income.........................           14,607              14,059      13,460      12,165
  Dividends on Preferred Shares......               91                  92          94          96
  Earnings Available for Common
     Shareholders....................           14,516              13,967      13,366      12,069

                                                                         AS OF DECEMBER 31,
                                         AS OF SEPTEMBER 30,      --------------------------------
                                                1998                1997        1996        1995
                                         -------------------      --------    --------    --------
                                                         (DOLLARS IN THOUSANDS)
Balance Sheet Data:
  Total Assets.......................         $478,771            $457,074    $430,922    $406,255
  Long-Term Debt.....................          130,803             115,286     107,190     107,455
  Preferred Shares...................            1,600               1,600       1,600       1,600
  Preferred Shares subject to
     Mandatory Redemption............              440                 440         480         520
  Common Equity......................          153,504             151,053     146,766     121,576
  Total Capitalization...............          286,347             268,379     256,036     231,151

     Set forth below are the ratio of earnings to fixed charges and the ratio of earnings to total fixed charges for the periods indicated:

                                                                 FOR THE YEAR ENDED DECEMBER 31,
                                    FOR THE 12 MONTHS ENDED    ------------------------------------
                                      SEPTEMBER 30, 1998       1997    1996    1995    1994    1993
                                    -----------------------    ----    ----    ----    ----    ----
Ratio of Earnings to Fixed
  Charges.........................           3.34              3.35    3.26    3.19    3.58    3.09
Ratio of Earnings to Total Fixed
  Charges.........................           3.29              3.30    3.21    3.14    3.50    3.04

DEBT SECURITIES WE MAY OFFER

     We may offer debt securities from time to time in one or more series, either separately or in combination with other securities. Our debt securities will be unsecured and will not be subordinated to any of our other debt. On the date of this Prospectus, we had no outstanding debt. SCW does, however, have outstanding unsecured debt. SCW must make scheduled payments on its debt and otherwise comply with the terms of its debt before it pays dividends to us. We will rely principally on dividends from SCW to pay our debt securities. As a result, SCW's debt is senior to our debt securities.

  General Indenture Provisions

     - The debt securities will be issued pursuant to the terms of an indenture.

     - The indenture does not limit the amount of debt securities that we may issue or provide holders any protection should there be a highly leveraged transaction involving our company.

     - The indenture allows us to merge or to consolidate with another person, or transfer all or substantially all of our assets to another person. If these events occur, the other person will be required to assume our responsibilities on the debt securities, and we will be released from all liabilities and obligations.

     - The indenture provides that holders of a majority of the total principal amount of the debt securities of any series may vote to change our obligations or your rights concerning that series of debt securities. But to change terms relating to the time or amount of payment of any series, every holder in that series must consent.

     - If we satisfy certain conditions, we may discharge the indenture at any time by depositing sufficient funds with the Trustee to pay our obligations when due. All amounts due to you on the debt securities would be paid by the Trustee from the deposited funds.

     - If certain events of default specified in the indenture occur, the Trustee or holders of not less than one-third of the principal amount outstanding on the debt securities of a series may declare the principal of that series immediately payable.

     Events of default under the indenture include:

     - Failure to pay principal within three business days of when due,

     - Failure to deposit sinking fund payments within three business days of when due,

     - Failure to pay any installment of interest for 60 days, and

     - Violation of covenants for 90 days after receipt of notice to cure.

The indenture does not contain a provision which is triggered by our default under our other indebtedness.

COMMON SHARES WE MAY OFFER

     We may issue common shares from time to time either separately or in combination with other securities.

     Common shareholders are entitled to receive dividends declared by our Board of Directors (subject to the rights of holders of preferred shares and new preferred shares). As of September 30, 1998, the preferred shareholders had an annual dividend preference of $92,000. No new preferred shares are currently outstanding. Our Board of Directors recently declared a dividend of $0.315 per common share payable on December 1, 1998.

     Each common shareholder is entitled to one tenth of a vote per share. Each holder of preferred shares is entitled to one vote per share. As of September 30, 1998, there were 83,200 preferred shares and 8,957,671 common shares outstanding. Shareholders have cumulative voting rights with respect to the election of directors, if certain conditions are satisfied. Holders of preferred shares have the right to elect a majority of the directors if we fail to make four quarterly dividend payments on the preferred shares. We are current in the payment of dividends to preferred shareholders.

     Shareholders have no preemptive rights.

     On August 3, 1998, we adopted a rights agreement and declared a dividend of one right for each common share. We will also issue one right for each common share issued while the rights agreement is in effect, including shares issued under this Prospectus. We will distribute the rights only when we learn that a person has the right to acquire 15% or more of our outstanding common shares.

     The rights agreement and certain provisions of our Amended and Restated Articles of Incorporation and Bylaws, as well as certain provisions of California and federal law, may make acquisitions and changes of control of our company more difficult.

NEW PREFERRED SHARES WE MAY OFFER

     We may issue new preferred shares from time to time in one or more series, either separately or in combination with other securities. Subject to the rights of the preferred shareholders, our Board of Directors will determine the dividend, voting, redemption and conversion rights and other terms of the new preferred shares at the time of the offering.

     We may also issue fractional interests in a series of new preferred shares. If we do so, a depositary will issue receipts to you for depositary shares, each of which will represent the fractional interests.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. SCW also files annual, quarterly and special reports with the SEC. You may read and copy any document we file, or that SCW files, at the SEC's public reference rooms in Washington, D.C. at 450 Fifth Street, N.W., Washington, D.C. 20549, and in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings and those of SCW are also available to the public at the SEC's web site at http://www.sec.gov.

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this Prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference:

     - SCW's Annual Report on Form 10-K for the year ended December 31, 1997,

     - SCW's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998,

     - our Quarterly Reports on Form 10-Q for the quarters ended June 30, 1998 and September 30, 1998,

     - our Current Reports on Form 8-K filed with the SEC on July 1, 1998 and August 20, 1998 and November 2, 1998, and

     - the portions of SCW's Proxy Statement on Schedule 14A for its Annual Meeting of Shareholders held on April 28, 1998 that have been incorporated by reference into SCW's most recent Form 10-K.

     We also incorporate by reference any future filings made by us with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until our offering is completed.

     You may request a copy of these filings and any filings made by SCW, at no cost, by writing or telephoning us at the following address:

               Corporate Secretary
               American States Water Company
               630 East Foothill Boulevard
               San Dimas, California 91773
               (909) 394-3600

     You should rely only on the information incorporated by reference or provided in this Prospectus or the applicable Prospectus Supplement. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this Prospectus or the applicable Prospectus Supplement is accurate as of any date other than the date on the front of the document.

                                USE OF PROCEEDS

     We will use the net proceeds from the sale of these securities for general corporate purposes. General corporate purposes include making payments to municipalities, funding capital expenditures of SCW, making investments in subsidiaries and other entities and repaying debt. We may temporarily invest the proceeds in short-term securities or use the proceeds to reduce our short-term borrowings or those of SCW.

                         DESCRIPTION OF DEBT SECURITIES

     We will issue debt securities (the "Debt Securities") under an indenture to be filed with the SEC. We have included a form of this indenture (the "Indenture") as an exhibit to our registration statement.

The following summary of the terms of the Indenture is not complete and you should carefully review the Indenture and any supplemental indenture or securities resolution we may file with the SEC in a particular offering.

GENERAL

     We will issue Debt Securities in one or more series from time to time. The Indenture does not limit the principal amount of Debt Securities that we may issue. The specific terms of the Debt Securities will be included in a supplemental indenture or securities resolution and described in a Prospectus Supplement. Some of the terms that may be included are:

     - redemption, which may be mandatory or at our option or the option of the holders,

     - right to exchange or convert Debt Securities into other securities,

     - right to defease the Debt Securities,

     - sale at a discount; Debt Securities sold at a discount may bear no interest or interest at a rate below the market rate at the time of issuance,

     - interest rates that may be fixed or variable,

     - listing of the Debt Securities on a national securities exchange, and

     - any changes to or additional Events of Default or covenants.

     Unless otherwise specified in the Prospectus Supplement, we will issue the Debt Securities only as fully registered global Debt Securities.

STATUS OF DEBT SECURITIES

     Our Debt Securities will be unsecured and unsubordinated and will rank on a parity with all of our other unsecured and unsubordinated indebtedness. At the date of this Prospectus, we had no outstanding debt. SCW does, however, have outstanding unsecured debt. SCW must make scheduled payments on its debt and otherwise comply with the terms of its debt before it may pay dividends to us. We will rely principally on dividends from SCW to pay our debt securities. As a result, SCW's debt is senior to our Debt Securities.

PAYMENT AND TRANSFER

     We will pay amounts due on the Debt Securities at the place or places designated by us for such purposes. We may, at our option, pay by check mailed to the person in whose name your Debt Securities are registered at the close of business on the day or days specified by us.

     If Debt Securities are registered in your name, you may transfer or exchange Debt Securities at the office of the Trustee or at any other office or agency maintained by us for such purposes, without the payment of any service charge, except for any tax or governmental charge.

     If you do not claim any payments that we make to a paying agent on the Debt Securities for a period of one year, then the paying agent may return the payment to us. You must then contact us for such payment.

GLOBAL DEBT SECURITIES

     Unless otherwise stated in the Prospectus Supplement, we will issue the Debt Securities of each series in the form of a global Debt Security. We will deposit the global Debt Security with the debt depositary referred to in the next paragraph. Unless a global Debt Security is exchanged, either in whole or in part, for Debt Securities in definitive form, we may not transfer a global Debt Security except as a whole to the debt depositary or its nominee or either of their successors.

     Unless otherwise stated in the Prospectus Supplement, The Depository Trust Company, New York, New York ("DTC") will act as debt depositary for each series of global Debt Securities. DTC and its participants will maintain records of your beneficial interest in our global Debt Securities. You may only transfer your beneficial interest in a global Debt Security through DTC and its participants.

     DTC has provided the following information to us:

     - DTC is a limited-purpose trust company organized under the New York Banking Law,

     - a "banking organization" within the meaning of the New York Banking Law,

     - a member of the United States Federal Reserve System,

     - a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and

     - a "clearing agency" registered under the provisions of Section 17A of the Securities Exchange Act of 1934.

     DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among its participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in its participants' accounts. This procedure eliminates the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

     DTC also makes access to its book-entry system available to others, such as securities brokers and dealers and banks and trust companies that, either directly or indirectly, clear through or maintain a custodial relationship with a direct participant in DTC. The rules applicable to DTC and its direct and indirect participants are on file with the SEC.

     Assuming DTC's nominee is the registered holder of the global note, we will treat DTC's nominee as the owner of the global Debt Securities for all purposes. As a result, we will make all payments through the Trustee to DTC's nominee. All such payments will be the responsibility of DTC's direct and indirect participants. Our sole responsibility is to make payments to the Trustee. The Trustee's sole responsibility is to make payments to DTC's nominee. Likewise, we will give all notices with respect to the Debt Securities, such as notices of redemption or conversion, through DTC, and it will be the responsibility of DTC and its participants to provide such information to you.

     We expect that DTC, upon receipt of any payment on global Debt Securities, will credit its participants' accounts on the payment date according to their respective holdings of beneficial interests in the global Debt Securities as shown on DTC's records. We also expect that payments from either direct or indirect participants in DTC will be made to you in accordance with standing instructions and customary practices, as is the case with securities held for the account of customers in bearer form or registered in "street name."

     Unless otherwise provided in the Prospectus Supplement, you may exchange Debt Securities represented by a global Debt Security for Debt Securities in definitive form in authorized denominations only if:

     - DTC notifies us that it is unwilling or unable to continue as debt depositary,

     - DTC ceases to be a clearing agency registered under applicable law and a successor depositary is not appointed by us within 90 days, or

     - we, in our discretion, determine not to require all of the Debt Securities of a series to be represented by a global Debt Security and notify the Trustee of our decision.

ABSENCE OF RESTRICTIVE COVENANTS

     We are not restricted by the Indenture from paying dividends or from incurring, assuming or becoming liable for any type of debt or other obligations, including obligations secured by our property.

We are not required to maintain any financial ratios or specified levels of net worth or liquidity. The Indenture does not contain a covenant or other provision that specifically is intended to afford you special protection in the event of a highly leveraged transaction.

SUCCESSOR CORPORATION

     The Indenture allows us:

     - to consolidate or merge with or into any other person, or

     - any other person to merge into us, or

     - our company to transfer all or substantially all of our assets to another person,

if, in each case, the following conditions are satisfied:

     - the surviving company either

      - is a person organized and existing under the laws of the United States or a state, or

      - assumes, by supplemental indenture, all of our obligations under the Debt Securities and the Indenture, and

     - immediately after the merger, consolidation or transfer, there is no default under the Indenture.

     We will be relieved from our obligations on the Debt Securities and under the Indenture if these conditions are satisfied.

     Subject to certain limitations in the Indenture, the Trustee may rely on an officer's certificate and an opinion of counsel from us as conclusive evidence that any consolidation, merger or transfer, and any related assumption of our obligations, complies with the Indenture.

EVENTS OF DEFAULT

     Unless otherwise indicated in the Prospectus Supplement, the term "Event of Default", when used in the Indenture, means any of the following:

     - default in the payment of any installment of interest on the Debt Securities of a series if the default continues for a period of 60 days,

     - default in the payment of the principal of any Debt Securities of a series when the same becomes due and payable if the default continues for three business days,

     - default in the deposit of any sinking fund payment, if any, when and as the same becomes due and payable by the terms of the Debt Securities of a series if the default continues for three business days,

     - default for 90 days after notice in the performance of any of our other agreements applicable to the Debt Securities of a series; the notice may be sent by either the Trustee or the holders of at least one-third in aggregate principal amount of the applicable series of Debt Securities; the Trustee is required to notify you of any such event that would become a default with notice if the Trustee has actual knowledge of the event,

     - certain events in bankruptcy, insolvency or reorganization of our company, or

     - any other Event of Default provided in the terms of the Debt Securities of any series.

     The Indenture does not have a cross-default provision. Thus, a default by us or by SCW on any other debt would not constitute an Event of Default. A default on any series of Debt Securities does not necessarily constitute a default on any other series. The Trustee may withhold notice to you of a default for such series (except for payment defaults) if the Trustee considers the withholding of notice in your best interests.

     If an Event of Default for any series of Debt Securities has occurred and is continuing, the Trustee or the holders of not less than one-third in aggregate principal amount of the Debt Securities of such series may declare the entire principal amount (or in the case of discounted Debt Securities, such portion as may be described in the applicable Prospectus Supplement) of all the Debt Securities of such series to be due and payable immediately. Subject to certain conditions, the holders of not less than a majority in aggregate principal amount of the Debt Securities of such series may annul such declaration and rescind its consequences.

     We must file a certificate annually with the Trustee regarding our compliance with the Indenture.

     The Trustee may require a reasonable indemnity from you before it enforces the Indenture or the Debt Securities of any series. Subject to these provisions for indemnification, the holders of a majority in principal amount of the Debt Securities of any series may direct the time, method and place of conducting any proceeding or any remedy available to the Trustee, or of exercising any trust or power conferred upon the Trustee, for the Debt Securities of such series.

MODIFICATION OF INDENTURE

     Unless indicated in the Prospectus Supplement, the holders of not less than a majority in aggregate principal amount of all outstanding Debt Securities, voting together as a single class, may, with certain exceptions described below, modify the Indenture. We may not, however, modify any terms relating to the amount or timing of payments or reduce the percentage of holders required to approve modifications to the Indenture without your consent.

     We may modify the Indenture without your consent to:

     - create a new series of Debt Securities and establish its terms,

     - cure ambiguities or fix omissions,

     - comply with the provisions of the Indenture regarding successor corporations, or

     - make any change that does not materially adversely affect your rights as a holder of Debt Securities.

DEFEASANCE

     Unless otherwise provided in the Prospectus Supplement, we may either:

     - terminate as to a series all of our obligations (except for our obligation to pay all amounts due on the Debt Securities in accordance with their terms and certain other obligations with respect to the transfer or exchange of a Debt Security and the replacement of destroyed, lost or stolen Debt Securities), or

     - terminate as to a series our obligations, if any, with respect to the Debt Securities of the series under the covenants, if any, described in the Prospectus Supplement.

     We may exercise either defeasance option notwithstanding our prior exercise of the other defeasance option. If we terminate all of our obligations, a series may not be accelerated because of an Event of Default. If we terminate our covenants, a series may not be accelerated by reference to the covenants described in the Prospectus Supplement.

     To exercise either defeasance option as to a series of Debt Securities, we must deposit in trust with the Trustee money or U.S. government obligations sufficient to make all payments on the Debt Securities of the series being defeased to redemption or maturity. We must also comply with certain other conditions. In particular, we must obtain an opinion of tax counsel that the defeasance will not result in recognition of any gain or loss to you for Federal income tax purposes.

REGARDING THE TRUSTEE

     Unless otherwise indicated in a Prospectus Supplement, Chase Manhattan Bank and Trust Company, National Association will act as Trustee, registrar, transfer and paying agent for the Debt Securities. We may remove the Trustee with or without cause if we notify the Trustee 30 days in advance and if no default occurs or is continuing during the 30-day period.

     In certain circumstances, the Trustee may not enforce its rights as one or our creditors. The Trustee may, however, engage in certain other transactions. If it acquires any conflicting interest as a result of any of these transactions and there is a default under the Debt Securities, the Trustee must eliminate the conflict of interest or resign.

     The Trustee also acts as trustee under an indenture between SCW and the Trustee, dated September 1, 1993 (the "1993 Indenture"), under which certain debt securities of SCW may be issued and outstanding at the same time that Debt Securities may be issued and outstanding under the Indenture. Under the Indenture, the Trustee is authorized to continue acting as trustee under the 1993 Indenture with respect to such SCW debt securities while also acting as Trustee with respect to the Debt Securities. So long as a successor trustee has been appointed, the Indenture further authorizes the Trustee to resign from either or both of its appointments as Trustee hereunder and as trustee under the 1993 Indenture in the event that the Trustee determines in good faith that its performance hereunder or under the 1993 Indenture subjects the Trustee to a conflict of interest.

GOVERNING LAW

     The Indenture and the Debt Securities will be governed by and construed in accordance with the laws of the State of California.

                          DESCRIPTION OF CAPITAL STOCK

     As of September 30, 1998, our authorized capital stock was 30,233,200 shares. Those shares consisted of:

     - 30,000,000 common shares, no par value, with a stated value of $2.50 per share, of which 8,957,671 were outstanding (the "Common Shares"),

     - 83,200 preferred shares, $25 par value per share (the "Preferred Shares"), all of which were outstanding; 19,200 of these shares are subject to mandatory redemption, and

     - 150,000 new preferred shares, no par value, with a stated value of $100 per share (the "New Preferred Shares"), none of which were outstanding; a portion of the New Preferred Shares have, however, been reserved for issuance under our rights agreement described below (the "Rights Agreement").

     We will list any Common Shares offered hereunder on the New York Stock Exchange. One or more series of New Preferred Shares may also be listed on a national securities exchange.

     The following summary of the terms of our capital stock is not complete. You should look at our Amended and Restated Articles of Incorporation (the "Articles"), our Bylaws and the Rights Agreement, each of which we have filed with the SEC, and any amendment to our Articles setting forth the terms of any series of New Preferred Shares we may file with the SEC.

COMMON SHARES

     We may issue Common Shares from time to time in one or more offerings, either separately or in combination with the offering of other securities.

     Subject to the rights of holders of our Preferred Shares and New Preferred Shares, Common Shareholders are entitled to receive such dividends as may be declared by our Board of Directors out of funds legally available therefor. Our Board of Directors recently declared a quarterly dividend on our Common Shares of $0.315 per share payable on December 1, 1998.

     Our Articles provide that, except under certain specified circumstances, our Board of Directors may not declare any cash dividends on our Common Shares if, after giving effect to the payment of the dividend, our Common Stock Equity would be less than 25% of Total Capitalization. Common Stock Equity under this formula was 52% of Total Capitalization as of September 30, 1998. In addition, our ability to pay dividends depends upon receipt of dividends from SCW. SCW's ability to pay dividends is restricted under the terms of its debt. Under the most restrictive provision, as of September 30, 1998, all of the earned surplus was available, subject to applicable law, for the payment of cash dividends by SCW to us.

     Each Common Shareholder is entitled to one tenth of a vote per share. Common Shareholders have cumulative voting rights with respect to the election of directors, if certain conditions are met. Upon our liquidation, dissolution, or winding up (but subject to the rights of holders of our Preferred Shares and New Preferred Shares), we will ratably distribute our assets legally available for distribution to holders of Common Shares. Common Shareholders have no preemptive or other subscription or conversion rights, and no liability for further calls upon their shares. The Common Shares are not subject to assessment.

     Our Common Shares are listed on the New York Stock Exchange under the symbol "AWR." The transfer agent and registrar for our Common Shares is ChaseMellon Shareholder Services, L.L.C. Common Shareholders may participate in our Dividend Reinvestment and Common Share Purchase Plan.

PREFERRED SHARES

     We may not issue any additional Preferred Shares. The rights of the Common Shareholders are, however, affected by the rights of the Preferred Shareholders.

     Dividends on the Preferred Shares are cumulative, so that if we fail to pay any dividends on the Preferred Shares or any sinking fund payment, we must cure the default before we are permitted to pay any dividend on the Common Shares. Preferred Shareholders are also entitled to certain preferential payments in the event of our liquidation, dissolution or winding up. We must make these preferential payments before we may pay Common Shareholders. As of September 30, 1998, Preferred Shareholders had an annual dividend preference of $92,000.

     Common and Preferred Shareholders are entitled to vote together on all matters. Each Preferred Shareholder is entitled to one vote per share. Common Shareholders are only entitled to one tenth of a vote per share. Holders of Preferred Shares also have the right to elect a majority of the directors if we fail to make four quarterly dividend payments on the Preferred Shares. We are current on the payment of all dividends on Preferred Shares. In addition, we may not take certain actions that may adversely affect the interests of the Preferred Shareholders without the approval of two-thirds (or in certain circumstances a majority) of the Preferred Shares.

     Preferred Shareholders have no preemptive or other subscription or conversion rights, and no liability for further calls upon their shares. The Preferred Shares are not subject to assessment.

     The Preferred Shares may be redeemed by us at our option. In addition, a portion of the outstanding Preferred Shares is subject to mandatory redemption. We currently redeem 1,600 Preferred Shares annually pursuant to these mandatory redemption provisions.

NEW PREFERRED SHARES

     We may issue New Preferred Shares from time to time in one or more series. Subject to the rights of the Preferred Shareholders described below, our Board of Directors will determine the dividend, voting, redemption and conversion rights and other terms of the New Preferred Shares at the time of the offering. We may also issue fractional shares of New Preferred Shares that will be represented by depositary shares and receipts. For further information about depositary shares and receipts, see "-- Description of Depositary Shares."

     Under the terms of our Articles, we may not issue any New Preferred Shares containing the following terms, without a vote of at least two-thirds of the outstanding Preferred Shares or redemption of all of the Preferred Shares:

     - any term that alters or amends the preferences, voting powers or rights of the New Preferred Shares,

     - any term that gives the New Preferred Shares of any series a priority as to dividends or assets over the Preferred Shares, and

     - the New Preferred Shares of any series may not have the same priority as to dividends or assets as the Preferred Shares unless:

       - the aggregate stated value of the Common Shares is at least equal to the aggregate par or stated value of all outstanding Preferred Shares and New Preferred Shares that have the same priority as the Preferred Shares,

       - our net earnings during a period of 12 consecutive months out of the previous 15 months (after deduction for income taxes, interest and depreciation) are at least equal to twice the annual dividend requirements on all outstanding Preferred Shares and New Preferred Shares that have the same or greater priority as the Preferred Shares, and

       - our net earnings (before interest, but after income taxes and depreciation) during the same period are at least equal to one and one-half times the aggregate of all interest charges and dividend requirements on all outstanding Preferred Shares and New Preferred Shares that have the same or greater priority as the Preferred Shares.

RIGHTS AGREEMENT

     On August 3, 1998, we adopted a Rights Agreement and declared a dividend of one right for each outstanding Common Share. In addition, we will issue one additional right with each Common Share issued while the Rights Agreement remains in effect, including shares issued under this Prospectus. You may only transfer the rights with your Common Shares until the rights become exercisable. The rights will expire on August 3, 2008.

     You may not exercise the rights until the distribution date. The distribution date is the earlier of

     - ten business days after we learn that a person or group (including any affiliate or associate of such person or group) has acquired, or has obtained the right to acquire, beneficial ownership of 15% or more of our general voting power (such person or group being referred to herein as an "Acquiring Person"), unless provisions preventing accidental triggering of the distribution of the rights apply, and

     - ten business days following the commencement of, or first public disclosure of an intent to commence, a tender offer or exchange offer for 15% or more of our general voting power.

     When the right becomes exercisable, you may purchase from us one one-thousandth of a share of Junior Participating Preferred Stock ("Junior Preferred Shares") at a price of $120 per share (the "Purchase Price"), subject to adjustment in certain circumstances. The description and terms of the rights are set forth in a Rights Agreement. The following summary of the Rights Agreement is not complete and you should look at the Rights Agreement filed by us with the SEC.

     Until the distribution date, the rights will be evidenced by the certificates for Common Shares. As soon as practicable following the distribution date, we will mail to you separate certificates evidencing the rights on the distribution date. Each separate rights certificate alone will evidence the rights. Until a right is exercised, you will have no rights as a shareholder, including the right to vote or to receive dividends for the rights or the Junior Preferred Shares.

     Upon exercise, you will be entitled to dividends of 1,000 times the dividends per share declared on the Common Shares, unless you are an Acquiring Person. In the event of liquidation, you will be entitled to a minimum preferential liquidating distribution of $1,000 per share and an aggregate liquidating distribution per share of 1,000 times the distribution made per Common Share. The holders of Junior Preferred Shares will vote together with holders of Common Shares and will be entitled to 100 votes for each Junior Preferred Share held on the record date. In the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Junior Preferred Share will be entitled to receive 1,000 times the amount received per Common Share. Because of the Junior Preferred Shares' dividend and liquidation rights, the value when issued of the one one-thousandth interest in a Junior Preferred Share purchasable upon exercise of each right should approximate the value of one Common Share.

     In the event that any person other than you becomes an Acquiring Person other than by a purchase pursuant to a Qualified Offer, you will thereafter have the right to receive upon exercise that number of Common Shares or Common Share equivalents having a market value of two times the exercise price of the right. For these purposes, a "Qualified Offer" is a tender offer for all outstanding Common Shares that is determined by our non-affiliated continuing directors to be fair and otherwise in our best interests and that of our shareholders.

     In the event that, at any time after an Acquiring Person has become such, we are acquired in a merger or other business combination transaction (other than a merger which follows a Qualified Offer at the same or a higher price) or 50% or more of our consolidated assets or earning power are sold, you will thereafter have the right to receive, upon exercise of the right at its then current exercise price, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the right.

     At any time after a person has become an Acquiring Person, our Board of Directors may exchange the rights (other than rights owned by the Acquiring Person), in whole or in part, at an exchange ratio of one Common Share per right (subject to adjustment).

     Up to and including the distribution date, our Board of Directors may redeem the rights in whole, but not in part, at a price of $.01 per right, subject to adjustment (the "Redemption Price"). Immediately upon any redemption of the rights, you will only have the right to receive the Redemption Price.

     Our Board of Directors may amend the Rights Agreement without your consent at any time prior to the distribution date. Thereafter our Board of Directors may amend the Rights Agreement to make changes which do not adversely affect your interests or which shorten or lengthen time periods, subject to certain limitations set forth in the Rights Agreement.

     The Rights Agreement is designed to protect you in the event of unsolicited offers to acquire our company and other coercive takeover tactics, which in the opinion of our Board of Directors, could impair its ability to represent shareholder interests. The provisions of the Rights Agreement may render an unsolicited takeover more difficult or less likely to occur or may prevent such a takeover, even though that takeover may offer our shareholders the opportunity to sell their shares at a price above the prevailing market rate and may be favored by a majority of our shareholders.

CERTAIN PROVISIONS OF OUR ARTICLES AND BYLAWS

     Certain provisions of our Articles and Bylaws may delay or make more difficult acquisitions or changes of control of our company. Certain of these provisions may also have the affect of preventing changes in our management. The following summary of certain of these provisions is not complete and you should look at our Articles and Bylaws, which we have filed with the SEC.

     Classified Board. Our Articles provide for the classification of our Board of Directors into one or two classes (depending upon the number of directors), each consisting of a number of directors as nearly equal as practicable. Our Board of Directors currently has two classes. So long as the Board remains classified into two classes, a minimum of two annual meetings of shareholders would generally be required to replace our entire Board, absent intervening vacancies.

     Business Combinations. Our Articles also provide that certain business combinations and sales of substantially all of our assets must be approved either by the affirmative vote of a majority of our continuing directors or by the affirmative vote of at least two-thirds of the combined voting power of our outstanding shares, voting together as a single class, in addition to any other approvals required by applicable law. In addition, any amendments to our Bylaws relating to the calling of shareholders' meetings, the bringing of business at shareholders' meetings or amending the provisions of our Articles described in this paragraph and the preceding paragraph must be approved by at least two-thirds of the combined voting power of our outstanding shares, voting together as a single class.

     Directors' Liability. California law permits corporations to limit or eliminate the personal liability of their directors in any action, including actions brought by the corporation or its shareholders for monetary damages for breach of a director's fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, a director must act

     - in good faith,

     - in a manner such director believes to be in the best interests of the corporation and its shareholders, and

     - with such care, including reasonable inquiry, as an ordinary prudent person in a like position would use under similar circumstances.

As a result, the relief available to a corporation and its shareholders may be limited to equitable remedies such as injunction or rescission if a company indemnifies its directors to the fullest extent permitted by California law.

     Our Articles and Bylaws limit the liability of our directors to us or our shareholders (in their capacity as directors, but not in their capacity as officers) to the fullest extent permitted by California law. Specifically, our directors are not personally liable to us or our shareholders for monetary damages for breach of a director's fiduciary duty as a director, except

     - on account of profits made in connection with a purchase or sale of securities in violation of Section 16(b) of the Securities and Exchange Act of 1934,

     - if a court of competent jurisdiction determines that indemnification is unlawful,

     - for acts or omissions involving intentional misconduct or knowing and culpable violations of law,

     - for acts or omissions that the director believed to be contrary to our best interests or those of our shareholders or that involve the absence of good faith on the part of the director,

     - for any transaction for which the director derived an improper benefit,

     - for acts or omissions that show a reckless disregard for the director's duty to us or our shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing his or her duties, of a risk of serious injury to us or our shareholders,

     - for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duties to us or our shareholders,

     - for liabilities arising out of transactions in which the director had a personal interest,

     - for the approval of distributions to our shareholders in violation of California law, and

     - for the approval of any loan of our money or property to one of our directors or officers or the guarantee of the obligations of any such director or officer in violation of California law.

     The inclusion of these provisions in our Articles and Bylaws may have the effect of reducing the likelihood of litigation against our directors, even though such an action, if successful, might otherwise have benefited us or our shareholders.

CERTAIN PROVISIONS OF STATE AND FEDERAL LAW

     Certain provisions of California and federal law may delay or make more difficult acquisitions or changes in control of our company. Certain of these provisions are summarized below.

     California Law. Under California law, if a tender offer or a written proposal for approval of a reorganization of a corporation or a sale of substantially all of its assets is made by an "interested party", the person making the offer must deliver an affirmative opinion to each shareholder in writing as to the fairness of the consideration to be received by the shareholders. The term "interested party" means a person who is a party to the transaction and who

     - directly or indirectly controls the corporation that is the subject of the tender offer or proposal,

     - is, or is directly or indirectly controlled by, an officer or director of the corporation, or

     - is an entity in which a material financial interest is held by any director or executive officer.

     No person may acquire or control, either directly or indirectly, any public utility in California without prior approval of the CPUC. A business combination involving the company would result in the acquisition of control of SCW.

     Public Utility Holding Company Act. No person may acquire, either directly or indirectly, 5% or more of the voting stock of an electric utility (other than by merger), without SEC approval, if such person owns 5% or more of the stock of another public utility or public utility holding company. A registered public utility holding company may not acquire any security of another electric utility without SEC approval, unless an exemption is available under the Public Utility Holding Company Act of 1935, as amended (the "PUHCA"), or the regulations promulgated thereunder. The SEC may not approve the acquisition of securities of an electric utility or holding company unless it determines that the acquisition would tend toward the economical and efficient development of an integrated public utility system and would not be detrimental to investor interests. The SEC may also condition its approval of the acquisition of the securities of an electric utility upon a fair offer being made for the other securities of the utility. SCW is an electric utility under PUHCA. The company is a holding company under PUHCA.

     A person becomes a holding company required to be registered under PUHCA upon acquisition of 10% or more of the voting stock of a holding company or an electric utility, unless the SEC determines that the person does not control the electric utility or an exemption is available. The SEC may condition any such determination upon the applicant refraining from exercising voting rights, controlling proxies or designating officers or directors.

     We are exempt from registration as a holding company under PUHCA. The acquisition of this company by a third party could, however, affect the availability of this exemption. Registered holding companies are subject to extensive regulation by the SEC and limitations on certain of their activities. These limitations may make it impracticable to acquire our company unless an exemption is available.

                        DESCRIPTION OF DEPOSITARY SHARES

     We may from time to time issue fractional New Preferred Shares that will be represented by depositary shares and receipts issued pursuant to a deposit agreement. We have included a form of deposit agreement (the "Deposit Agreement") as an exhibit to the registration statement. The following summary of the general terms of the Deposit Agreement is not complete. You should look at the Deposit Agreement and any amendments thereto or to our Articles setting forth the terms of the New Preferred Shares we may file with the SEC.

GENERAL

     If we elect to offer fractional interests in a series of New Preferred Shares, a depositary will issue receipts for depositary shares ("Depositary Shares"), each of which will represent fractional interests of a particular series of New Preferred Shares. The depositary will hold the New Preferred Shares under the terms of the Deposit Agreement. The depositary will be a bank or trust company selected by us. Subject to the terms of the Deposit Agreement, you will be entitled to all the rights and preferences of the New Preferred Shares underlying such Depositary Shares in proportion to your fractional interest in the New Preferred Shares. Those rights include dividend, voting, redemption, conversion and liquidation rights.

     The Depositary Shares will be evidenced by depositary receipts issued under the Deposit Agreement (the "Depositary Receipts"). The terms of the Depositary Shares, Depositary Receipts and New Preferred Shares will be described in the Prospectus Supplement.

     The Deposit Agreement will contain provisions relating to adjustments in the fraction of New Preferred Shares represented by a Depositary Share in the event of a split-up, combination or other reclassification of the New Preferred Shares or upon any recapitalization, merger or sale of substantially all or our assets as an entirety.

     Upon surrender of Depositary Receipts at the office of the Depositary, payment of the charges provided in the Deposit Agreement and satisfaction of other conditions in the Deposit Agreement, the Depositary will deliver to you the whole New Preferred Shares of the series underlying the Depositary Shares evidenced by the Depositary Receipts. There may, however, be no market for the underlying series of New Preferred Shares. Once you have withdrawn the underlying series of New Preferred Shares from the Depositary, you may not redeposit them.

DIVIDENDS AND OTHER DISTRIBUTIONS

     The Depositary will distribute all cash dividends or other cash distributions received for any applicable series of New Preferred Shares to you in proportion to the number of Depositary Shares outstanding on the record date. The Depositary will distribute only such amount as can be distributed without attributing to you a fraction of one cent. The balance not distributed to you will be added to and treated as part of the next sum received by the Depositary for distribution to you.

     If there is a distribution other than in cash, the Depositary will distribute property received by it to you in proportion, insofar as possible, to the number of Depositary Shares outstanding, unless the Depositary determines (after consultation with us) that it is not feasible to make such distribution. If this occurs, the Depositary may, with our approval, sell such property and distribute the net proceeds from the sale to you.

     The Deposit Agreement will also contain provisions relating to how any subscription or similar rights offered by us to you will be made available to you.

     All amounts distributed to you will be reduced by any amount required to be withheld by us on account of taxes and other governmental charges.

CONVERSION AND EXCHANGE

     If any series of New Preferred Shares underlying the Depositary Shares is subject to conversion or exchange, you will have the right or obligation to convert or exchange the Depositary Shares represented by such Depositary Receipts.

REDEMPTION OF DEPOSITARY SHARES

     If a series of the New Preferred Shares underlying the Depositary Shares is subject to redemption, the Depositary will redeem the Depositary Shares from the proceeds received by it as a result of the redemption. The Depositary will mail notice of redemption to you not less than 30 and not more than 60 days prior to the date fixed for redemption at your address appearing in the Depositary's books. The redemption price per Depositary Share will be equal to the applicable fraction of the redemption price per share payable to you on such series of the New Preferred Shares. Whenever we redeem shares of any series of New Preferred Shares held by the Depositary, the Depositary will redeem as of the same redemption date, the number of Depositary Shares representing the applicable series of New Preferred Shares. If less than all the Depositary Shares are to be redeemed, the Depositary will select the Depositary Shares to be redeemed by lot or pro rata as determined by the Depositary (subject to rounding to avoid fractions of Depositary Shares).

     After the date fixed for redemption, the Depositary Shares called for redemption will no longer be outstanding. When the Depositary Shares are no longer outstanding, all of your rights will cease, except your right to receive money, securities or other property payable upon such redemption and any money, securities or other property that you were entitled to receive upon such redemption upon surrender to the Depositary of the Depositary Receipts evidencing your Depositary Shares.

GLOBAL DEPOSITARY RECEIPTS

     If stated in the Prospectus Supplement, we may issue each series of Depositary Receipts in the form of a global Depositary Receipt. We will deposit the global Depositary Receipt with the depositary referred to in the next paragraph. Unless a global Depositary Receipt is exchanged, either in whole or in part, for Depositary Receipts in definitive form, we may not transfer a global Depositary Receipt except as a whole to the depositary or its nominee or either of their successors.

     Unless otherwise stated in the Prospectus Supplement, DTC will act as depositary for each series of global Depositary Receipts. DTC and its participants will maintain records of your beneficial interest in our global Depositary Receipts. You may only transfer your beneficial interest in a global Depositary Receipt through DTC and its participants.

     For additional information regarding DTC, see "DESCRIPTION OF DEBT SECURITIES -- Global Debt Securities."

     Assuming DTC's nominee is the registered holder of the global Depositary Receipt, we will treat DTC's nominee as the owner of the global Depositary Receipt for all purposes. As a result, we will make all payments through the Depositary to DTC's nominee. All such payments will be the responsibility of DTC's direct and indirect participants. Our sole responsibility is to make payments to the Depositary. The Depositary's sole responsibility is to make payments to DTC's nominee. Likewise, the Depositary will give all notices with respect to the Depositary Receipts, such as notices of redemption or conversion, through DTC, and it will be the responsibility of DTC and its participants to provide such information to you.

     We expect that DTC, upon receipt of any payment on global Depositary Receipts, will credit its participants' accounts on the payment date according to their respective holdings of beneficial interests in the global Depositary Receipts as shown on DTC's records. We also expect that payments from either direct or indirect participants in DTC will be made to you in accordance with standing instructions and customary practices, as is the case with securities held for the account of customers in bearer form or registered in "street name."

     Unless otherwise provided in the Prospectus Supplement, you may exchange Depositary Receipts represented by a global Depositary Receipt for Depositary Receipts in definitive form in authorized denominations only if:

     - DTC notifies us that it is unwilling or unable to continue as depositary,

     - DTC ceases to be a clearing agency registered under applicable law and a successor depositary is not appointed by us within 90 days, or

     - we, in our discretion, determine not to require all of the Depositary Receipts of a series to be represented by a global Depositary Receipt and notify the Depositary of our decision.

VOTING NEW PREFERRED SHARES

     Upon receipt of notice of any meeting at which you are entitled to vote, the Depositary will mail the information contained in the notice of such meeting to you. You may instruct the Depositary on the exercise of your voting rights. The Depositary will try, if practical, to vote the number of shares of New Preferred Shares underlying your Depositary Shares according to your instructions. We agree to take all reasonable action requested by the Depositary in order to enable the Depositary to do so. The Depositary will abstain from voting, or giving consents with respect to, New Preferred Shares to the extent it does not receive specific instructions from you.

AMENDMENT AND TERMINATION OF DEPOSITARY AGREEMENT

     We may amend the form of Depositary Receipt evidencing the Depositary Shares and any provision of the Deposit Agreement. However, any amendment that imposes or increases fees, taxes or charges upon you or otherwise materially and adversely alters your rights will not be effective unless approved by the record holders of at least a majority of the Depositary Shares then outstanding. Notwithstanding the foregoing, no amendment may impair your right to receive any moneys or property to which you are entitled under the terms of the Depositary Receipts or Deposit Agreement at the times and in the manner and amount provided therein.

     A Deposit Agreement may be terminated by us or the Depositary only if

     - all related outstanding Depositary Shares have been redeemed,

     - there has been a final distribution of the New Preferred Shares of the relevant series in connection with our liquidation, dissolution, or winding up and such distribution has been distributed to you, and

     - the Depositary Shares relate to a series of New Preferred Shares that is convertible into other securities and all of the outstanding Depositary Shares have been so converted.

CHARGES OF DEPOSITARY

     We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will pay associated charges of the Depositary for the initial deposit of any series of New Preferred Shares and any redemption or withdrawal by us of any series of New Preferred Shares. You must pay transfer and other taxes and governmental charges and such other charges as are stated in the Deposit Agreement to be for your account.

RESIGNATION AND REMOVAL OF DEPOSITARY

     The Depositary may resign by delivering notice to us, and we may remove the Depositary. Resignations or removals will take effect upon the appointment of a successor Depositary and its acceptance of such appointment. The successor Depositary must be appointed within 60 days after delivery of the notice of resignation or removal.

MISCELLANEOUS

     The Depositary will forward to you all reports and communications from us that are delivered to the Depositary and that we must furnish to you as the holder of the New Preferred Shares or Depositary Receipts.

     Neither the Depositary or any of its agents, the registrar nor us will be:

     - liable if it is prevented or delayed by law or any circumstance beyond its control in performing its obligations under the Deposit Agreement,

     - subject to any liability under the Deposit Agreement to you other than for its gross negligence or willful misconduct, or

     - obligated to prosecute or defend any legal proceeding in respect of Depositary Receipts, Depositary Shares or any series of New Preferred Series, unless satisfactory indemnity is furnished by you.

     We and the Depositary may rely upon written advice of counsel or accountants, or information provided by persons presenting New Preferred Shares for deposit, holders of Depositary Shares, or other persons believed by us to be competent and on documents believed to be genuine.

                              PLAN OF DISTRIBUTION

     We may sell the securities:

     - through underwriters or dealers,

     - directly to one or more purchasers, or

     - through agents.

Any underwriter or agent involved in the offer and sale of any of the securities to you will be named in the applicable Prospectus Supplement. We may also offer and sell securities in exchange for one or more other securities.

     Underwriters may offer and sell securities:

     - at a fixed price or prices, which may be changed,

     - at market prices prevailing at the time of sale,

     - at prices related to prevailing market prices, or

     - at negotiated prices.

     We may also, from time to time authorize dealers, acting as our agents, to offer and sell securities upon the terms and conditions set forth in the applicable Prospectus Supplement. In connection with the sale of securities, underwriters may receive compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of securities for whom they act as agent. Underwriters may sell securities to or through dealers. The dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they act as agent.

     We may compensate underwriters or agents in connection with an offering of securities. Any discounts, concessions or commissions allowed by underwriters to participating dealers will be set forth in the applicable Prospectus Supplement. Underwriters, dealers and agents that participate in the distribution of securities may be underwriters, and any discounts or commissions we pay them and their profit on the resale of the securities may be treated as underwriting discounts and commissions, under the Securities Act of 1933 (the "Act"). We may agree to indemnify the underwriters, dealers or agents who participate in the distribution of the securities against certain civil liabilities, including liabilities under the Act, or to contribute to payments that the underwriters, dealers or agents may be required to make. Underwriters, dealers and agents may perform other services for us in the ordinary course of business.

     If indicated in the Prospectus Supplement, we may offer or sell the securities by remarketing any securities acquired in connection with a redemption or repayment of securities in accordance with their terms or otherwise. One or more remarketing firms may act as principal for their own account or as our agent in connection with the remarketing. We will identify the remarketing firm and will describe the terms of the remarketing in the applicable Prospectus Supplement. Remarketing firms may be deemed to be underwriters in connection with the securities remarketed. We may agree to indemnify the remarketing firms against certain liabilities, including liabilities under the Act. Remarketing agents may perform other services for us in the ordinary course of business.

     If underwriters are used in any sale of the securities, the purchase agreement in connection with such sale may provide for an option on the part of the underwriters to purchase additional securities within

30 days of the execution of such purchase agreement, which option may be exercised solely to cover overallotments. Any such overallotment option will be disclosed in the Prospectus Supplement in connection with the securities offered thereby.

     If indicated in the Prospectus Supplement, we may authorize dealers acting as our agents to solicit offers by certain institutions to purchase our securities from us at the public offering price set forth in the applicable Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on the date or dates stated in the applicable Prospectus Supplement. Each delayed delivery contract will be for an amount not less than, and the aggregate principal amount of the securities sold pursuant to such contracts will be not less nor more than, the amounts set forth in the applicable Prospectus Supplement. Dealers may enter into delayed delivery contracts with commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions with our approval. Delayed delivery contracts will only be subject to the following conditions:

     - the purchase must be a legal investment for the purchaser, and

     - the aggregate principal amount of securities sold to underwriters and pursuant to delayed delivery contracts may not exceed the aggregate amount to be sold in the offering.

                                 LEGAL MATTERS

     O'Melveny & Myers LLP will pass on the validity of the securities offered by this Prospectus for the company. Certain legal matters in connection with the securities will be passed upon for the Agents by Cahill Gordon & Reindel, a partnership including a professional corporation, New York, New York. They may rely upon the opinion of O'Melveny & Myers LLP as to matters of California law in passing upon such matters.

                                    EXPERTS

     Our financial statements and schedules incorporated in this Prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 1997 have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

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    WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE INFORMATION DIFFERENT FROM THAT
CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND ACCOMPANYING PROSPECTUS. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS NOR THE SALE OF THE COMMON SHARES MEANS THAT INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IS CORRECT AFTER THE DATES OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS ARE NOT AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THOSE COMMON SHARES IN ANY CIRCUMSTANCES UNDER WHICH THE OFFER OR SOLICITATION IS UNLAWFUL.

                            ------------------------

                               TABLE OF CONTENTS

                                                  PAGE
                                                  ----
                PROSPECTUS SUPPLEMENT
SUMMARY.........................................   S-2
The Company.....................................   S-2
The Offering....................................   S-3
Selected Historical Financial Information.......   S-3
THE COMPANY.....................................   S-4
General.........................................   S-4
Regulation......................................   S-4
Water Supply....................................   S-4
Environmental Regulation........................   S-5
Litigation......................................   S-5
RECENT DEVELOPMENTS.............................   S-6
Acquisitions....................................   S-6
Certain Regulatory Proceedings..................   S-6
Selected Historical Financial Information.......   S-7
Capitalization..................................   S-7
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations....................................   S-8
USE OF PROCEEDS.................................  S-11
COMMON SHARE PRICE RANGE AND DIVIDENDS..........  S-11
UNDERWRITING....................................  S-13
VALIDITY OF COMMON SHARES.......................  S-14
EXPERTS.........................................  S-14
                      PROSPECTUS
SUMMARY.........................................     1
WHERE YOU CAN FIND MORE INFORMATION.............     4
USE OF PROCEEDS.................................     4
DESCRIPTION OF DEBT SECURITIES..................     4
General.........................................     5
Status of Debt Securities.......................     5
Payment and Transfer............................     5
Global Debt Securities..........................     5
Absence of Restrictive Covenants................     6
Successor Corporation...........................     7
Events of Default...............................     7
Modification of Indenture.......................     8
Defeasance......................................     8
Regarding the Trustee...........................     9
Governing Law...................................     9
DESCRIPTION OF CAPITAL STOCK....................     9
Common Shares...................................     9
Preferred Shares................................    10
New Preferred Shares............................    10
Rights Agreement................................    11
Certain Provisions of Our Articles and Bylaws...    12
Certain Provisions of State and Federal Law.....    14
DESCRIPTION OF DEPOSITARY SHARES................    14
General.........................................    15
Dividends and Other Distributions...............    15
Conversion and Exchange.........................    15
Redemption of Depositary Shares.................    15
Global Depositary Receipts......................    16
Voting New Preferred Shares.....................    17
Amendment and Termination of Depositary
  Agreement.....................................    17
Charges of Depositary...........................    17
Resignation and Removal of Depositary...........    17
Miscellaneous...................................    17
PLAN OF DISTRIBUTION............................    18
LEGAL MATTERS...................................    19
EXPERTS.........................................    19

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                            1,000,000 COMMON SHARES

                                AMERICAN STATES
                                 WATER COMPANY

                            ------------------------
                             PROSPECTUS SUPPLEMENT
                            ------------------------

                            PAINEWEBBER INCORPORATED

                             LEGG MASON WOOD WALKER
                                  INCORPORATED
                            ------------------------

                                AUGUST 10, 2000
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